September 20, 2024

Alan Beal
Chief Executive Officer
Armed Forces Brewing Company, Inc.
211 W 24th Street
Norfolk, VA 23517

       Re: Armed Forces Brewing Company, Inc.
           Post Qualification Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed August 26, 2024
           File No. 024-12221
Dear Alan Beal:

       We have reviewed your amendment and have the following comments.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post Qualification Amendment to Offering Statement on Form 1-A filed August 26, 2024
Cover Page

1.     We note your disclosure that    [c]ontrol of the Company and nearly all
management
       decisions affecting the Company will be exercised only by those holding shares of Class
       A Common Stock.    Please revise the cover page and risk factors to
identify the
       controlling stockholder(s) and such stockholders    total voting power
after the offering.
Risk Factors
Risks Relating to The Company
There Are Doubts About the Company's Ability to Continue as a Going Concern, page 31

2.     We note your disclosure that the    Company   s independent auditors
have raised doubts
       about the Company   s ability to continue as a going concern.    We
note, however, the
       independent auditor   s report on page 109 does not include a going
concern paragraph.
       Please advise or revise your offering statement as appropriate. September 20, 2024
Page 2
Description of Business, page 69

3. Please ensure that the information you provide in this section is balanced. Revise to describe those distinctive or special characteristics of your operations or industry that are reasonably likely to have a material impact upon your future financial performance. In this regard, please revise to discuss your dependence on one or a few major customers, distributors, or suppliers (including suppliers of raw materials or financing), effect of existing or probable governmental regulation (including environmental regulation), material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements, competitive conditions in the industry, cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply. Please file these exhibits, or tell us why you believe that such exhibits are not required. Refer to Item
       7(a)(2) of Form 1-A (Part II) and Item 17.6 of Form 1-A (Part III). Finally, we note your
       disclosure on page 71 that your    goal is to be 70% veteran and veteran
family employed.
       Please revise to disclose the percentage of your current employees who are veteran and veteran family.
Description of Property, page 71

4.     We note your disclosures on pages 50 and 73 that    [a]t present, the
Company contract
       brews all of its beer    and that you expect to use 40% of your Use of
Proceeds for
          taproom acquisition and development.    However, we note your other
disclosures on
       pages 33, 71 and 76 that you manufacture your product at both your Norfolk facility and your contract brewing facilities. Please revise your filing to clearly disclose your current manufacturing facilities. Further, state in this section the location and general character of any principal plants or other material physical properties of the Company. Please revise to provide information regarding the suitability, adequacy, productive capacity and extent of
       utilization of the properties and facilities used in the Company   s
business. Refer to Item
       8(a) of Form 1-A (Part II). Further, please file your Norfolk lease agreement and your brewing agreement with Brew Hub, LLC, as disclosed on page FS-13. Refer to Item 17.6 of Form 1-A (Part III), or tell us why you believe that such exhibits are not required.
       Finally, we note your disclosure in Part I, Item 1 that your principal executive office is in
       Norfolk, Florida while your disclosures in Part II state that it is in Norfolk, Virginia.
       Please revise to resolve this inconsistency.
5.     We note your disclosure in this section that    [t]he Company itself
does not directly own
       any real property,    but you lease your Norfolk property from Ironbound
AFBC Properties,
       LLC. We note your other disclosures on pages 32 and 74 that you acquired the facility.
       Please revise your filing to clearly disclose whether you own or lease your Norfolk facility.
Litigation, page 71

6.     We note your disclosure that you were    not involved in any litigation
and was not aware
       of any pending or threatened legal actions as of December 31, 2023.
We also note your
       disclosures on pages 71 and 55 that    legal action and/or litigation
may become necessary
       to protect the Company and its investment    against certain matters in
Norfolk, Virginia
       and that    it is possible that those who make decisions on permits and other matters
       required to operate in Norfolk could be persuaded to delay, object to, or even prevent the
 September 20, 2024
Page 3

       Company from operating.    If material, please revise to provide the
status of these matters
       as of the date of the offering statement. Finally, update any related risk factors characterized as potential if you have experienced these risks. Liquidity and Capital Resources, page 75

7. Please revise to disclose your material commitments for capital expenditures as of the end of December 31, 2023, including your lease commitments and loan commitments, and indicate the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments. Refer to Item 9(b)(2) of Form 1-A (Part II).
8.     We note your disclosure on page 59 that    [a]t present, the Company has
not issued any
       convertible notes, but it is possible that such notes could be issued in the future.
       However, we also note your disclosure on pages 87 and FS-14 that you issued a convertible note. Further, it appears from your disclosures on pages 21, 38 and 52 that you may have incurred other debt. Please revise the filing to resolve this discrepancy. Revise your MD&A to describe the material terms of this convertible note and any other material debt, including your obligations, restrictive covenants, and any required interest payments thereunder. Please file these exhibits. Refer to Item 17.6 of Form 1-A (Part III), or tell us why you believe that such exhibits are not required.
Plan of Operations, page 75

9. We note that you discuss your plan of operations for fiscal year 2023. Please revise to discuss your plan of operations for the 12 months following the commencement of this post-qualification amendment. Further, please state whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations.
Security Ownership of Management and Certain Securityholders, page 85

10. Please revise the introductory paragraph on page 85 and the table on page 86 to reflect information as of the most recent practicable date and state the date used. In addition, please make the following changes to the tables on pages 86 and 87:
           Please refile the tables in the proper text-searchable format. Refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation
S-T.
           The column entitled "Total Shares" should reflect the percentage of voting power held by the securities. Since the Class C Common Shares do not have voting rights, they should be excluded from the percentages in this column. Refer to
Item 12(a) of Form
           1-A (Part II).
           Please revise the line items to reflect the voting securities beneficially owned by all executive officers and directors as a group, individually naming each director or executive officer who beneficially owns more than 10% of any class of the
           Company   s voting securities, and individually naming any other
securityholder who
           beneficially owns more than 10% of any class of the Company   s
voting securities.
           Refer to Item 12(a)(1) and (2) of Form 1-A (Part II).
           If any of the shareholders included in the rows of "Other Shareholders" is an executive officer, a director, or has ownership of more than 10% of any class of the
 September 20, 2024
Page 4

            Company   s voting securities, please revise consistent with the
bullet above. If not,
            please advise.
              Include the address of each beneficial owner. Refer to Item 12(b)(1) of Form 1-A
            (Part II).
              Include footnotes clearly explaining what you are referring to in the rows for Reg A1
            Shares and Reg A2 Shares.
Interest of Management and Others in Certain Transactions, page 87

11. Please revise to describe your related party loans and related party lease, as disclosed on page FS-14. Refer to Item 13(a) of Form 1-A (Part II).
Securities Being Offered, page 88

12.    We note your disclosure on pages 88 and 89 that the    holders of Shares
of Class C
       Common Stock have no voting rights, except where expressly required by Delaware law,
       which include    conversions and transfers, domestications, or
continuances of the
       Company and [certain] amendments to the certificate of incorporation. Please revise to elaborate on the number of votes to which the holders of Class C Common Stock would be entitled, the number of votes required for approval of such matters, and whether each class of Common Stock would vote separately or together as a combined class.
13. We note your disclosure on page 94 that Colonial Stock Transfer Company will act as your transfer agent. However, we note your other disclosure on page 67 that Integral
       Transfer Agency USA Inc. will act as your transfer agent. Please revise to resolve this inconsistency.
Independent Accountant's Auditor Report, page 109

14.    In the opinion section, you refer to    the related statements of
income, changes in
       stockholders    equity, and cash flows for the year then ended    and
the results of its
       operations and its cash flows for the year then ended.    To the extent
that the statements of
       income, stockholders    equity, and cash flows were audited for the year
ended December
       31, 2022, please have your auditor revise their report accordingly to
refer to the    years
       then ended.
Income Statements, page 112

15. Please disclose earnings per share information, for each period presented, on the face of your consolidated income statement. Refer to ASC 260-10-45 and 260-10-50.
Part III - Exhibits, page 123

16.    Please revise your exhibit index as follows:
           Provide the consent of Kendall Almerico. Refer to Item 17.11 of Form 1-A (Part III).
           We note your disclosure on page 62 that you entered into an escrow agreement with
           North Capital Private Securities Corporation as escrow agent, and that the agreement is attached as Exhibit 1A-8. However, this exhibit does not appear. Please file this agreement.
           We note your disclosure on page FS-9 that you entered into an assignment agreement
 September 20, 2024
Page 5

           with Seawolf Brewery LLC related to, among others, trademarks and intellectual property. If material, please describe the material terms of this agreement in the filing and file it as a material contract, or tell us why you are not required to do so.
General

17. Please provide more details regarding the new Ironbound AFBC Properties, LLC, formed between your wholly owned subsidiary and Evan Almeida. For example, please disclose the voting and equity rights, board appointment rights, contribution obligations, profit or loss sharing arrangements and any other material rights of the members. Please also file the operating agreement for this entity.
18. In Part I, Item 4, please update the portion of the aggregate offering price attributable to securities sold on the Company's qualified 1-A filing within the last 12 months.
19. Please refile your financial statements and Exhibit 1A-11 in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item
       301 of Regulation S-T.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Ernest Greene at 202-551-3733 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Kendall Almerico